UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Zenas BioPharma, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

98937L105

(CUSIP Number)

Sasha Keough

c/o SR One Capital Management, LP

985 Old Eagle School Road, Suite 511

Wayne, PA 19087

(410) 800-7503

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98937L105	13D	Page 2 of 31 Pages

1	NAMES OF REPORTING PERSONS SR One Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 4,911,539 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 4,911,539 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,911,539 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 39,792,381 shares of common stock, par value $0.0001 per share (“Common Stock”), of Zenas BioPharma, Inc. (the “Issuer”) outstanding after the Issuer’s initial public offering (“IPO”) as reported in the Issuer’s prospectus dated September 12, 2024 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on September 13, 2024 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended.

CUSIP No. 98937L105	13D	Page 3 of 31 Pages

1	NAMES OF REPORTING PERSONS SR One Capital Fund II Aggregator, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 1,946,564 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 1,946,564 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,946,564 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 39,792,381 shares of Common Stock outstanding after the Issuer’s IPO as reported in the Issuer’s Final Prospectus.

CUSIP No. 98937L105	13D	Page 4 of 31 Pages

1	NAMES OF REPORTING PERSONS SR One Capital Partners II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 1,946,564 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 1,946,564 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,946,564 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 39,792,381 shares of Common Stock outstanding after the Issuer’s IPO as reported in the Issuer’s Final Prospectus.

CUSIP No. 98937L105	13D	Page 5 of 31 Pages

1	NAMES OF REPORTING PERSONS AMZL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 1,854,738 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 1,854,738 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,854,738 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 39,792,381 shares of Common Stock outstanding after the Issuer’s IPO as reported in the Issuer’s Final Prospectus.

CUSIP No. 98937L105	13D	Page 6 of 31 Pages

1	NAMES OF REPORTING PERSONS SR One Capital SMA Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 1,854,738 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 1,854,738 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,854,738 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 39,792,381 shares of Common Stock outstanding after the Issuer’s IPO as reported in the Issuer’s Final Prospectus.

CUSIP No. 98937L105	13D	Page 7 of 31 Pages

1	NAMES OF REPORTING PERSONS SR One Capital Opportunities Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 1,110,237 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 1,110,237 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,110,237 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 39,792,381 shares of Common Stock outstanding after the Issuer’s IPO as reported in the Issuer’s Final Prospectus.

CUSIP No. 98937L105	13D	Page 8 of 31 Pages

1	NAMES OF REPORTING PERSONS SR One Capital Opportunities Partners I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 1,110,237 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 1,110,237 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,110,237 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 39,792,381 shares of Common Stock outstanding after the Issuer’s IPO as reported in the Issuer’s Final Prospectus.

CUSIP No. 98937L105	13D	Page 9 of 31 Pages

1	NAMES OF REPORTING PERSONS Simeon George
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 4,911,539 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 4,911,539 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,911,539 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 39,792,381 shares of Common Stock outstanding after the Issuer’s IPO as reported in the Issuer’s Final Prospectus.

CUSIP No. 98937L105	13D	Page 10 of 31 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.0001 per share (“Common Stock”), of Zenas BioPharma, Inc. (the “Issuer”), having its principal executive office at 1000 Winter Street, Suite 1200, Waltham, MA 02451.

Item 2. Identity and Background.

This Statement is being filed by:

(a) SR One Capital Management, LLC (“SR One Capital Management”);

(b) SR One Capital Fund II Aggregator, LP (“SR One Fund II Aggregator”);

(c) SR One Capital Partners II, LP (“SR One Partners II”);

(d) AMZL, LP (“AMZL”);

(e) SR One Capital SMA Partners, LP (“SMA Partners”);

(f) SR One Capital Opportunities Fund I, LP (“SR One Opportunities Fund I”);

(g) SR One Capital Opportunities Partners I, LP (“SR One Opportunities Partners I”); and

(h) Simeon George, M.D. (“Dr. George”).

SR One Fund II Aggregator is directly controlled by its general partner, SR One Partners II. AMZL is directly controlled by its general partner, SMA Partners. SR One Opportunities Fund I is directly controlled by its general partner, SR One Opportunities Partners I. SR One Partners II, SMA Partners and SR One Opportunities Partners I are directly controlled by their general partners, SR One Capital Management, and Dr. George controls SR One Capital Management. Accordingly, each of SR One Capital Management and Dr. George may be deemed to have voting and dispositive power with respect to the SR One Fund II Aggregator Shares, the AMZL Shares and the SR One Opportunities Fund I Shares (each as defined below).

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” SR One Fund II Aggregator, AMZL and SR One Opportunities Fund I are referred to collectively as the “Funds.”

The address of each Reporting Person for purposes of this filing is: c/o SR One Capital Management, LP, 985 Old Eagle School Road, Suite 511, Wayne, PA 19087.

The principal business of the Funds is to invest in and assist growth-oriented businesses. The principal business of SR One Partners II is to act as the sole general partner of SR One Fund II Aggregator. The principal business of SMA Partners is to act as the sole general partner of AMZL. The principal business of SR One Opportunities Partners I is to act as the sole general partner of SR One Opportunities Fund I. The principal business of SR One Capital Management is to act as the sole general partner of SR One Partners II, SMA Partners, SR One Opportunities Partners I and a number of affiliated partnerships with similar businesses. The principal business of Dr. George is to manage SR One Capital Management.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 98937L105	13D	Page 11 of 31 Pages

SR One Fund II Aggregator, SR One Partners II, AMZL, SMA Partners, SR One Opportunities Fund I, and SR One Opportunities Partners I are limited partnerships organized under the laws of the State of Delaware. SR One Capital Management is a limited liability company organized under the laws of the State of Delaware. Dr. George is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On September 12, 2024, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) by the Issuer (File No. 333-281713) in connection with its initial public offering of 13,235,294 shares of Common Stock of the Issuer (the “IPO”) was declared effective. The closing of the IPO took place on September 16, 2024 (the “Closing”), and in connection with the Closing, SR One Fund II Aggregator purchased 441,176 shares of the Issuer’s Common Stock, AMZL purchased 1,352,942 shares of the Issuer’s Common Stock and SR One Opportunities Fund I purchased an aggregate of 441,176 shares of the Issuer’s Common Stock, each such purchase at the IPO price of $17.00 per share.

Prior to the Closing, SR One Fund II Aggregator purchased from the Issuer in a series of private transactions 13,071,439 shares of Series C Convertible Preferred Stock (the “SR One Fund II Aggregator Series C Preferred Stock”) for an aggregate purchase price of $22,499,998.67. Immediately prior to the Closing, the SR One Fund II Aggregator Series C Preferred Stock automatically converted into 1,505,388 shares of Common Stock of the Issuer on a 8.6831-for-1 basis. SR One Fund II Aggregator now holds a total of 1,946,564 shares of Common Stock (the “SR One Fund II Aggregator Shares”).

The working capital of SR One Fund II Aggregator is the source of the funds for the purchase of the SR One Fund II Aggregator Shares. No part of the purchase price of the SR One Fund II Aggregator Shares is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the SR One Fund II Aggregator Shares.

Prior to the Closing, AMZL purchased from the Issuer in a series of private transactions 4,357,146 shares of Series C Convertible Preferred Stock (the “AMZL Series C Preferred Stock”) for an aggregate purchase price of $7,499,998.99. Immediately prior to the Closing, the AMZL Series C Preferred Stock automatically converted into 501,796 shares of Common Stock of the Issuer on a 8.6831-for-1 basis. AMZL now holds a total of 1,854,738 shares of Common Stock (the “AMZL Shares”).

The working capital of AMZL is the source of the funds for the purchase of the AMZL Shares. No part of the purchase price of the AMZL Shares is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the AMZL Shares.

Prior to the Closing, SR One Opportunities Fund I purchased from the Issuer in a series of private transactions 5,809,528 shares of Series C Convertible Preferred Stock (the “SR One Opportunities Fund I Series C Preferred Stock”) for an aggregate purchase price of $9,999,998.64. Immediately prior to the Closing, the SR One Opportunities Fund I Series C Preferred Stock automatically converted into 669,061 shares of Common Stock of the Issuer on a 8.6831-for-1 basis. SR One Opportunities Fund I now holds a total of 1,110,237 shares of Common Stock (the “SR One Opportunities Fund I Shares”).

The working capital of SR One Opportunities Fund I is the source of the funds for the purchase of the SR One Opportunities Fund I Shares. No part of the purchase price of the SR One Opportunities Fund I Shares is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the SR One Opportunities Fund I Shares.

Collectively, the Funds now hold a total of 4,911,539 shares of the Issuer’s Common Stock (the “Fund Shares”).

CUSIP No. 98937L105	13D	Page 12 of 31 Pages

Item 4. Purpose of Transaction.

The Funds acquired their respective shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Funds and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

SR One Fund II Aggregator is the record owner of the SR One Fund II Aggregator Shares. As the general partner of SR One Fund II Aggregator, SR One Partners II may be deemed to beneficially own the SR One Fund II Aggregator Shares. As the general partner of SR One Partners II, SR One Capital Management may be deemed to beneficially own the SR One Fund II Aggregator Shares. As the managing member of SR One Capital Management, Dr. George may be deemed to beneficially own the SR One Fund II Aggregator Shares.

AMZL is the record owner of the AMZL Shares. As the general partner of AMZL, SMA Partners may be deemed to beneficially own the AMZL Shares. As the general partner of SMA Partners, SR One Capital Management may be deemed to beneficially own the AMZL Shares. As the managing member of SR One Capital Management, Dr. George may be deemed to beneficially own the AMZL Shares.

SR One Opportunities Fund I is the record owner of the SR One Opportunities Fund I Shares. As the general partner of SR One Opportunities Fund I, SR One Opportunities Partners I may be deemed to beneficially own the SR One Opportunities Fund I Shares. As the general partner of SR One Opportunities Partners I, SR One Capital Management may be deemed to beneficially own the SR One Opportunities Fund I Shares. As the managing member of SR One Capital Management, Dr. George may be deemed to beneficially own the SR One Opportunities Fund I Shares.

CUSIP No. 98937L105	13D	Page 13 of 31 Pages

Each Reporting Person disclaims beneficial ownership of the Fund Shares other than those shares which such person owns of record.

The percentage of outstanding shares of Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on 39,792,381 shares of Common Stock reported by the Issuer to be outstanding as of September 16, 2024 as reported in the Issuer’s prospectus dated September 12, 2024 filed with the SEC on September 13, 2024 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in shares of Common Stock during the last 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each Fund has entered into a lock-up agreement in connection with the IPO whereby each Fund has agreed, subject to certain exceptions, that without the prior written consent of Morgan Stanley & Co. LLC and Jeffries LLC on behalf of the underwriters, that for a period of 180 days after September 12, 2024, it will not, and will not publicly disclose an intention to, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, (2) submit or file any registration statement with the SEC relating to the offering of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (3) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clauses (1), (2) or (3) above is to be settled by delivery of Common Stock or such other securities, in case or otherwise. In addition, each Fund has agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Jefferies LLC on behalf of the underwriters, that it will not, for a period of 180 days after September 12, 2024, make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable for Common Stock.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 98937L105	13D	Page 14 of 31 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 23rd day of September, 2024.

SR ONE CAPITAL FUND II AGGREGATOR, LP

By:	SR ONE CAPITAL PARTNERS II, LP

By: SR ONE CAPITAL MANAGEMENT, LLC

By: *
Simeon George, M.D.
Managing Member

SR ONE CAPITAL PARTNERS II, LP

By: SR ONE CAPITAL MANAGEMENT, LLC

By: *
Simeon George, M.D.
Managing Member

AMZL, LP

By:	SR ONE CAPITAL SMA PARTNERS, LP

By: SR ONE CAPITAL MANAGEMENT, LLC

By: *
Simeon George, M.D.
Managing Member

SR ONE CAPITAL SMA PARTNERS, LP

By: SR ONE CAPITAL MANAGEMENT, LLC

By: *
Simeon George, M.D.
Managing Member

SR ONE CAPITAL OPPORTUNITIES FUND I, LP

By:	SR ONE CAPITAL OPPORTUNITIES PARTNERS I, LP

By: SR ONE CAPITAL MANAGEMENT, LLC

CUSIP No. 98937L105	13D	Page 15 of 31 Pages

By: *
Simeon George, M.D.
Managing Member

SR ONE CAPITAL OPPORTUNITIES PARTNERS I, LP

By: SR ONE CAPITAL MANAGEMENT, LLC

By: *
Simeon George, M.D.
Managing Member

SR ONE CAPITAL MANAGEMENT, LLC

By: *
Simeon George, M.D.
Managing Member

*
Simeon George, M.D.

*/s/ Sasha Keough
Sasha Keough
As attorney-in-fact

This Schedule 13D was executed by Sasha Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.